October 28, 2005

VIA FEDEX AND EDGAR

      Re:
      Sealy Corporation
      Registration Statement on Form S-1
      File No. 333-126280

Andrew P. Schoeffler, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Schoeffler:

        On behalf of Sealy Corporation (the "Company"), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 ("Amendment No. 3") to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Pre-Effective Amendment No. 2 ("Amendment No. 2") to the Registration Statement as filed on September 12, 2005. The Registration Statement has been revised in response to the Staff's comments and to reflect certain other changes; including revisions to the proposed use of proceeds and the addition of financial information for the three and nine months ending August 28, 2005.

        In addition, we are providing the following responses to your comment letter, dated October 5, 2005, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

  1.
  We note that in certain of your responses to our letter dated September 19, 2005 you indicated that you intend to revise your filing to include certain disclosures. Please do so.

  In response to the Staff's comment, the Company has revised the disclosure on pages 52, 56, 58, 60 and F-15 of Amendment No. 3.

  2.
  We reviewed your response to our letter dated September 19, 2005 regarding your accounting policies and methods for calculating your warranty reserves. You have extensive experience in bedding manufacturing, providing you with the experience necessary to make critical estimates. You use an analytical approach to estimating your warranty reserve. You state that you discuss your trend information with sales and manufacturing management to determine whether it appears consistent with their experience. However, the process you used was unable to capture the date of manufacture and associate that with the date of a specific warranty return prior to August 2004. You state you are unable to analyze the claims in a given year to determine the year in which the sales occurred related to the claims recorded. You also say you can not determine for any complete period presented what portion of the warranty provision you recorded related to current year sales and what portion related to a change in estimate to the provision recorded for prior year sales. Based on this, it is unclear to us how you analyzed trends and used this information to assist you in estimating the warranty provisions and warranty reserves.

  In the third fiscal quarter of 2004 you determined that $1.1 million was erroneously reversed in fiscal 2003 relating to warranty reserves for your international operations. The correction of this error was made in the third fiscal quarter of 2004, rather than appropriately restating the prior period financial statements that were affected by this error. However, you asserted to us that such amounts were immaterial to any periods presented, including interim periods.

SECURITIES AND EXCHANGE COMMISSION	2	October 28, 2005

  It appears as though your claims in each year, extending back to at least 2000, far exceed the ending warranty reserve balance from the prior period. Because your warranty reserve is intended to cover warranties for sales made up to 10 to 20 years ago, we would expect, similar to other companies in your industry, that the ratio of your end of period warranty reserve to that year's claims activity would be higher in each period presented than it currently is. In addition, the decreases in this ratio from 2000 to 2002 appear inconsistent with year-over-year increases in claims in excess of 20%, despite relatively level sales during this period and no apparent indication, based upon your responses, of a substantial shortening of the average customer return period. The interim 2005 period also appears to have the same inconsistency as compared to the prior period.

  We would also expect that your provision from period to period would more closely correlate with the fluctuations in your sales. Sales from 2000 to the present have remained flat or increased as much as 10%, whereas the change in claims have ranged from a 9% decrease to a 28% increase and the change in your warranty provision has ranged from a 22% decrease to a 75% increase.

  With the exception of the correction for the $1.1 million error discussed above, you have represented to us that the fluctuations in your warranty provisions and warranty reserves are changes in your estimates due to new information. This conclusion is unclear to us based on your lack of ability to provide us with detail related to your claims history and the components which comprise the changes in your warranty provisions, the gap between your observation of increasing warranty claims in the late 1990's and subsequent change to your method for estimating your warranty reserve. Additionally, we caution you that these apparent inconsistencies could be an indication of potential inadequacies in your internal controls.

  Despite our concerns, as outlined above relating to your individual warranty provisions and reserves, we recognize that warranty reserves can involve complex estimates based on management's judgment using all available information at the time of the estimate. In this regard, you are in the best position to make this judgment because you are in possession of all of the facts and circumstances used to derive these estimates and we will not substitute our judgment for yours. We urge you to continue to carefully analyze the methods used for recording warranty provisions and reserves and to ensure that they are recorded accurately based on consistent methodology.

  The Company acknowledges the concerns raised by the Staff above relating to warranty provisions and reserves. In response to the Staff's comment, the Company confirms that the estimates set forth in the financial statements included in the Registration Statement reflect management's judgment using all available information at the time of the estimate. As requested by the Staff, the Company will continue to carefully analyze the methods used by it for recording warranty provisions and reserves and to ensure that they are recorded accurately based on consistent methodology.

  3.
  You represented to us that you are currently unable to provide us with complete and comprehensive explanations for fluctuations in your warranty provisions and warranty reserve balances. You described improvements made to your method for estimating your warranty reserves, including a systemic process to help you better track and match claims received to the sales for which these claims were initially recorded. We assume these improvements will enable you to include the following information in your MD&A and notes to your financial statements in your future filings:

  •
  explanations for trends and significant changes relating to warranty claims and your warranty provisions;

  •
  the components of your warranty claims, specifically, the amount recorded and portion of the claims related to current year sales separately from those which relate to sales in prior periods still under warranty; and

SECURITIES AND EXCHANGE COMMISSION	3	October 28, 2005
  •
  the components of your warranty provision, which includes the amount that relates to the current year provision and the amount recorded as an adjustment to prior year estimates.

        In response to the Staff's comment, the Company respectfully advises the Staff that the improvements it has made to the method for estimating warranty reserves will enable it to include in the MD&A and notes to the financial statements in its future filings the information listed by the Staff above where material.

* * * * *

Supplemental Response to the Initial Comment Letter Dated July 29, 2005

  63.
  Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures. If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

  In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

  In response to the Staff's comment, in the letter dated August 12, 2005, the Company indicated that it would supplementally advise the Staff if the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of that letter. The Company advises the Staff that Lehman Brothers Inc. has informed the Company that they may engage in the electronic offer, sale or distribution of the shares of common stock and that such activities will be conducted in accordance with procedures previously reviewed by the Staff.

* * * * *

        Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Scott Fisher at 212-455-2456 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman
cc:
Securities and Exchange Commission
    Meagan Caldwell

Sealy Corporation
    Kenneth L. Walker